UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-34900

TAL EDUCATION GROUP

12/F, Danling SOHO

No. 6 Danling Street, Haidian District

Beijing 100080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Management Change

TAL Education Group (the “Company”) announced the appointment of Dr. Alex Zhuangzhuang Peng, Chief Financial Officer of the Company, to also serve as the President of the Company, effective on January 1, 2022. Mr. Yunfeng Bai had stepped down from his position as President of the Company, effective on December 31, 2021. Mr. Bai will continue to serve as the Chairman of the Company’s Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAL Education Group

By:	/s/ Alex Zhuangzhuang Peng
Name: Alex Zhuangzhuang Peng
Title: Chief Financial Officer

Date:     January 3, 2022